UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RE/MAX Holdings, Inc.

Full Name of Registrant

    N/A

Former Name if Applicable

    5075 South Syracuse Street

Address of Principal Executive Office (Street and Number)

    Denver, Colorado 80237

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RE/MAX Holdings, Inc. (the “Company”) was unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended September 30, 2021 (the “Third Quarter”) by November 9, 2021, the original due date for such filing.

As previously announced in the Company’s Current Report on Form 8-K filed on November 3, 2021, and in Amendment No. 1 to the Company’s Current Report on Form 8-K filed on October 6, 2021, the Company is in the process of evaluating the materiality of the change to the purchase accounting for six independent regions acquired between 2007 and 2017. While the Company has made substantial progress with respect to its evaluation, the work is not yet complete given the complexity of the analysis and number of transactions involved.

The Company continues to believe that the change to purchase accounting will not affect previously reported revenue, Adjusted EBITDA1, Adjusted Earnings Per Share1, accounts receivable, or cash balances. However, the change may affect the Company’s balance sheet and net income, and the Company has not completed its quarter closing and review process. As a result, the Company is currently unable to finalize its financial results for the Third Quarter. The Company believes that the change to purchase accounting is likely to result in a reduction to goodwill and identifiable intangible assets balances and a reduction of intangible asset amortization expense subsequent to the acquisition date for each of the six independent region acquisitions subject to the analysis. As previously reported, the Company has not identified any evidence of misconduct with respect to these matters.

In addition, the Company has been undertaking an ongoing evaluation of its internal controls over financial reporting and disclosure controls and procedures in connection with these matters.

The Company released certain preliminary operational metrics and financial results for the Third Quarter in the Company’s Current Report on Form 8-K filed on November 3, 2021 (the “Preliminary Results Form 8-K”).

Although the Company continues to work expeditiously to complete the work necessary to file the Form 10-Q as soon as practicable, the Company does not anticipate filing the Form 10-Q within the five-day period provided by Rule 12b-25. As previously reported, the Company currently anticipates filing its quarterly report on Form 10-Q for the Third Quarter in November 2021.

1 Adjusted EBITDA and Adjusted Earnings Per Share are non-GAAP measures. Please see our latest Quarterly Report on Form 10-Q and our latest earnings release for definitions of these terms and for reconciliations of these non-GAAP measures to the most directly comparable GAAP measures.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Adam Scoville	303	796-3609
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported, the Company acquired the North American operations of RE/MAX INTEGRA, the sub-franchisor of the RE/MAX brand in five Canadian provinces and nine U.S. states (collectively, the “Acquisition”). The Acquisition closed on July 21, 2021, and was the most significant factor affecting the Company’s Third Quarter results of operations, contributing to (1) a substantial increase in revenue in the Third Quarter versus the 2020 third quarter as further described in the Preliminary Results Form 8-K and in the Preliminary Third Quarter Information below, and (2) a loss on the settlement of the pre-existing master franchise agreements upon closing of the Acquisition in which the pre-acquisition royalty rates paid by RE/MAX INTEGRA were below the current market rate.

In the Preliminary Results Form 8-K, the Company reported its preliminary financial results for the Third Quarter as follows:

Preliminary Third Quarter Information

The preliminary financial results set forth in this Form 12b-25 are unaudited preliminary numbers, which are subject to change. The final results for the Third Quarter may vary materially from the preliminary financial information included in this Form 12b-25. Further information about the Company’s actual Third Quarter results will be provided as part of its Third Quarter earnings conference call, earnings release, and Form 10-Q.

Third Quarter Highlights

(Compared to third quarter 2020)

•	Total revenue increased 28.0% to $91.0 million

•	Revenue, excluding the Marketing Funds, increased to $67.7 million or 25.9%, which was comprised of 6.9% organic growth, 18.3% growth from acquisitions and 0.7% growth from foreign currency movements[1]

•	Total agent count increased 4.6% to 140,936 agents

•	U.S. and Canada combined agent count increased 2.2% to 85,656 agents, led by 10.0% growth in Canada

•	Total open Motto Mortgage franchises increased 32.3% to 176 offices[2]

The Company generated total revenue of $91.0 million in the Third Quarter, an increase of $19.9 million, or 28.0%, compared to $71.1 million in the third quarter of 2020. Total revenue grew primarily due to contributions from the Company’s recent RE/MAX INTEGRA North American regions acquisition, which performed above expectations, and broad-based performance from its core business, including fewer agent recruiting initiatives versus the prior year, increased broker fees stemming from rising home prices, a RE/MAX continuing franchise fee price increase, and Motto growth. Recurring revenue streams, which consist of continuing franchise fees and annual dues, increased $8.4 million, or 25.6%, compared to the third quarter of 2020 and accounted for 61.2% of revenue (excluding the Marketing Funds) in the Third Quarter, almost even with last year’s 61.3%.

1 The Company defines organic revenue growth as revenue growth from continuing operations excluding Marketing Funds, revenue from acquisitions, and foreign currency movements. The Company defines revenue from acquisitions as the revenue generated from the date of an acquisition to its first anniversary (excluding Marketing Funds revenue related to acquisitions where applicable).

2 Total open Motto Mortgage franchises includes only “bricks and mortar” offices with a unique physical address with rights granted by a full franchise agreement with Motto Franchising, LLC and excludes any “virtual” offices or “Branchises”.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the use of words such as “believe,” “intend,” “expect,” “estimate,” “plan,” “outlook,” “project,” “anticipate,” “may,” “will,” “would” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. Forward-looking statements include statements related to: the Company’s preliminary results for the Third Quarter and the anticipated significant changes to the results of operations from the corresponding period for the last fiscal year, the Company’s belief that the changes to purchase accounting would not affect previously reported revenue, Adjusted EBITDA, Adjusted Earnings Per Share, accounts receivable, or cash balances, statements regarding the expectation that the change to purchase accounting will likely result in a reduction to goodwill and identifiable intangible assets balances and a reduction of intangible asset amortization expense, and statements regarding when the Company expects to file the Form 10-Q. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily accurately indicate the times at which such performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. These risks and uncertainties include the global COVID-19 pandemic, which continues to pose significant and widespread risks to the Company’s business, including the Company’s agents, loan originators, franchisees, and employees, as well as home buyers and sellers. Other important risks and uncertainties include, without limitation (1) that the preliminary results for the Third Quarter and the anticipated significant changes to the results of operations from the corresponding period for the last fiscal year are preliminary and subject to change pending the completion of the Company’s quarterly closing process and review, (2) that the Company’s review of the matters described above is ongoing and the amounts at issue to which they relate have not been definitively determined, (3) that additional adjustments may be identified, the impact of which could be material, (4) the outcome of the Company’s evaluation of the effectiveness of its internal controls over financial reporting and disclosure controls and procedures has not been finalized, and (5) the timing of the filing of the Form 10-Q is an estimate and is subject to change, and those risks and uncertainties described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC and similar disclosures in subsequent periodic and current reports filed with the SEC, which are available on the investor relations page of the Company’s website at www.remax.com and on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Except as required by law, the Company does not intend, and undertakes no obligation, to update this information to reflect future events or circumstances.

RE/MAX Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 10, 2021	By:	/s/ Karri Callahan
Karri Callahan
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.